SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

[redacted]

07025443

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 10, 2007

Our contact
Marianne Bergström

SEC MAIL PROCESSING
RECEIVED
JUL [illegible] 2007
WASH, D.C. 185 SECTION

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published July 10, 2007.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	**Item**	**Document name**	**Required by**
July 10, 2007	Press Release	Court decision in the Asphalt case in Sweden	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

dlw 7/25

Press Release

July 10, 2007
11:40 am CET

Court decision in the Asphalt case in Sweden

The District Court of Stockholm has today issued its decision in the Asphalt case in Sweden.

According to the decision, fines have been imposed on all seven companies involved in the court case. For Skanska, a fine of SEK 170 M has been imposed and the company will therefore take a charge of that same amount in the second quarter 2007.

Skanska is pleased to note that the court has imposed a significantly lower amount than claimed by the Swedish Competition Authority. However, Skanska strongly disagrees with the court's evaluation and will most likely appeal the case to the Swedish Market Court. A final decision will be made after thorough analysis.

"Although we are disappointed with the decision, it's positive that we approach the end to this old case. Since ten years business ethics and our Code of Conduct have been core values of Skanska and our employees worldwide, and the allegations in this case have nothing to do with the company of today", says Stuart Graham, President and CEO of Skanska.

The background of the case is that the Swedish Competition Authority in 2003 took legal action against seven companies, including NCC, Peab, Skanska and the Swedish Road Administration, for alleged illegal cooperation and tendering cartels within the Swedish asphalt industry. In brief, the authority has alleged that Skanska to a varying degree and in conjunction with the remaining co-defendants participated in an extensive cartel pertaining to the production and laying of asphalt in certain parts of Sweden during the period July 1993 to October 2001. Skanska has disputed the claim.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.